NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 15, 2009, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(3)

The removal of North Asia Investment
Corporation, Units, each consisting of
one Ordinary Share and one Warrant, and
Ordinary Shares included in Units,$.0001 par value per share is being effected because the Exchange knows or is reliably informed that on August 18, 2010 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended by the
Exchange on August 18, 2010.